

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2010

Mr. Michael Hlavsa
Chief Financial Officer
GEROVA Financial Group, Ltd.
Cumberland House, 5th Floor
1 Victoria Street
Hamilton, HM 11
Bermuda

> **Re:** **GEROVA Financial Group, Ltd.**
> **Forms 20-F and 20-F/A for Fiscal Year Ended December 31, 2009**
> **Filed June 2, 2010 and June 16, 2010**
> **Form 6-K for January 26, 2010**
> **File No. 001-33916**

Dear Mr. Hlavsa:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief